UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
July 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
CNPJ/MF N.° 60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF THE BOARD OF OFFICERS’ MEETING

Date, time and place: Held on July 4th, 2011, at 2:00 p.m. at the Company’s headquarters – Alameda Santos, 1,357, 6th floor, in the City of São Paulo, State of São Paulo.

Attendance: Regularly called, all members of the Company’s Board of Officers attended this meeting: Marcelo Strufaldi Castelli, Chief Executive Officer, Aires Galhardo, Francisco Fernandes C. Valério; João Edes Steinle; João Elek, and João Felipe Carsalade.

Presiding: The appointed chairman for this meeting was Mr. Marcelo Strufaldi Castelli –Chief Executive Officer, and Ana Paula de Andrade Pagano acting as Secretary.

Agenda: Discussion of the merger of MUCURI AGROFLORESTAL S.A. (“MUCURI”) into the Company, as well as the terms and conditions of the merger in accordance with the Protocol and Justification of the Merger of MUCURI by the Company, to be executed today and to be submitted to the Company’s Board of Directors and Shareholders’ Meeting; and the analysis and discussion of the valuation report of the net worth of MUCURI prepared by a specialized company hired by the Company’s management.

Resolutions: The merger of MUCURI AGROFLORESTAL S.A. by the Company shall result into the simplification of the corporate structure and the consolidation of the parties’ activities, resulting in financial, technical and operational costs reduction, and also benefits to the shareholders and to the markets in which the companies act. Therefore, the Board of Officers decided to execute the merger’s of MUCURI by the Company Protocol and Justification, in accordance with the terms and conditions of the attached document that will be submitted to the Company’s Board of Directors and Shareholders’ Meeting. Additionally, the Company’s management hired, ad referendum the Shareholders’ Meeting, the BAKER TILLY BRASIL – ES AUDITORES INDEPENDENTES to evaluate MUCURI’s net worth, based on the balance sheet issued on June 30, 2011 that mentions MUCURI’s net worth as book value of R$76.174.562,22, all in accordance with the respective Valuation Report, also attached to these minutes.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by the Board of Officers’ members.  Attendance: Marcelo Strufaldi Castelli – Chairman and Cheif Executive Officer; Aires Galhardo; Francisco Fernandes Campos Valério; João Adalberto Elek Junior; João Edes Steinle; João Felipe Carsalade; and Ana Paula de Andrade Pagano – Secretary.

I certify that this is a true and complete copy of the original minutes currently filed at the headquarters of the Company.

São Paulo, July 13, 2011.

Ana Paula de Andrade Pagano
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 14, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO